

March 14, 2014

Via E-mail
John P. McLaughlin
President and Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, NV 89451

> **Re: PDL BioPharma, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 000-19756**

Dear Mr. McLaughlin:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Intangible Assets, page 62

1. Please tell us how you apply the "units of production method" and why you believe this method reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.

10. Intangible Assets
Depomed Royalty Purchase and Sales Agreement, page 72

2. With respect to the royalty purchase and sale agreement with Depomed whereby you acquired the rights to receive royalties and milestones payable on sales of Type 2 diabetes products licensed by Depomed, please address the following:
   - Provide to us the rationale for recording the rights as intangible assets and cite for us the authoritative literature on which you relied. In this regard, also tell us:
     - A complete description of the assets you acquired and their legal terms;
     - Why the assets acquired do not meet the definition of financial assets; and
     - The circumstances in which Depomed would be required to repay the $240.5 million cash payment you made.
   - With respect to the intangible assets related to the other licensed products with a carrying value of $76.8 million, you state that you will commence amortization of the intangible assets when you receive royalty revenues related to the sales of the related products. Tell us the events that must occur and their timing before you will receive royalties, and how your policy of not recording amortization until you receive royalties complies with ASC 350-30-35-6, which indicates that a recognized intangible asset shall be amortized over its useful life to the reporting entity.
   - Regarding your conclusion that you are not the primary beneficiary of Depo DR Sub, LLC, provide us your analysis of ASC 810-10-25 supporting this conclusion. Indicate for us the activities of Depo DR Sub, LLC that most significantly impact its economic performance and why you concluded that you do not have the power to direct these activities.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comment, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant